Exhibit 99.1

Press Release	October 11, 2016

CNOVA N.V.
Third Quarter 2016 Activity

Amsterdam — October 11, 2016, 07:45 CEST — Cnova N.V. (NASDAQ and Euronext Paris: CNV; ISIN: NL0010949392) (“Cnova” or the “Company”) today announced unaudited gross merchandise value (GMV), net sales and other operating data for the quarter ended September 30, 2016.

Given the August 8, 2016, agreement signed with Via Varejo, Cnova Brazil is classified as a discontinued activity as of January 1, 2015. Therefore, all Cnova operational metrics in this document refer only to Cdiscount with the exception of Annexes C and D, which provides those of Cnova Brazil.*

•                  Gross merchandise volume (GMV): €681 million (+6%)

•       Marketplace share at 33.3% (+347 bps)

•                  Net sales: €414 million (+3%)

•       Including an impact of -2% pts coming from a pullback of B2B sales

•                  Traffic: 193 million visits (+6%)

•       Mobile share of traffic: 54% (+435 bps)

•                  Active customers: 7.9 million (+12%)

•       CDAV subscribers: +138%

•                  Number of items sold: 11.1 million (+20%)

Emmanuel Grenier, Cnova CEO, commented:

“A relatively good quarter—end performance was not enough to offset what can only be described as very disappointing GMV and net sales levels in July.  These were due mostly to unseasonable weather as well as tragic geopolitical events in France. Nonetheless, Cnova made impressive year-on-year gains on many fronts during the quarter including growing our active customer base by more than 10% and more than doubling the number of subscribers to our customer loyalty program, Cdiscount à volonté.

We are rolling out services to monetize the value of our website traffic: we have just launched ‘Cstream’ whereby our clients can stream video, music as well as books and magazines. We are also moving into the market lead with 1-hour delivery service in all of Paris. And we are not stopping there: we expect to launch other services before the end of the year.

Cnova management is now squarely focused on the French market, and we plan to consolidate and expand our market leading positions in the months and quarters to come.”

*Cnova N.V.’s figures are not audited and those of Cnova Brazil are no longer included: following the Reorganization Agreement with Via Varejo S.A. announced by Cnova on August 8, 2016, approved by Via Varejo’s minority shareholders on September 12, 2016, and which will be submitted for approval by Cnova shareholders on October 27, 2016, the Company’s figures for the third quarter of 2015 and 2016 reflect the reclassification of Cnova Brazil as a discontinued activity in the consolidated income statement and as an asset held for sale in the consolidated balance sheet in accordance with IFRS 5. For information purposes, the activity data concerning Cnova Brazil is presented in Annexes C and D.

For additional information on how GMV, net sales, traffic, active customers, number of items sold and available products are calculated, please refer to footnotes at the bottom of page 4.

3rd Quarter 2016 Highlights

Gross merchandise volume (GMV) amounted to €681 million for the 3rd quarter 2016 (+6.3% compared to the same period in 2015). Unseasonable weather in July and geopolitical factors saw July activity advance in low single digit territory before a rebound in August.

•                  The 3rd quarter 2016 marketplace share of GMV was 33.3% (+347 basis points year-on-year, or y-o-y). This was due to 1) strong performances in the home, telephone and fashion categories, 2) the ramp-up of fulfillment services further aided by the implementation of cross-docking, and 3) an increase in the overall quality of marketplace vendor customer service levels.

Net sales totaled €414 million in the 3rd quarter 2016 (+2.8% y-o-y). Sales of home furnishings and household appliances fell below double digit in July before recovering in August. The Group decision to cut back on low profitability B2B activity reduced net sales in the quarter by about 2%.

Other key performance indicators during the 3rd quarter 2016 included:

•                  Traffic rose 6.5% y-o-y to 193 million visits;

•                  Active customers totaled 7.9 million;

•                  Orders increased 18.8% while the number of items sold grew 19.9%;

•                  Mobile share of traffic rose 435 basis points to 54.2%. Cdiscount revamped its app in August with very strong results (improvement of conversion rate over 20% in August and September y-o-y).

Customer offer and service enhancements during the 3rd quarter 2016 centered on improvement of existing and development of new services, including:

•                  extension to Saturday of same-day delivery of large items (> 30 kgs) in the Paris metropolitan area (delivery between 19:00 and 23:00 for all orders received by 14:00);

•                  Sunday delivery service for large items in the Paris metropolitan and surrounding areas;

•                  small item Delivery Express by appointment;

•                  Cstream, Cdiscount’s video, music streaming service launched on October 4, 2016;

•                  CDAV (Cdiscount à volonté) customers benefit from new services including private sale offers.

Perimeter change during the quarter involved the closing of the last existing specialty site, Le Comptoir Santé, in September 2016. Cnova Brazil is accounted for as a discontinued activity as of January 1, 2015.

***

Nine-month 2016 selected data

GMV amounted to €2,052 million for the first nine months of 2016 (+12.3% compared to the same period in 2015) with a corresponding marketplace share of 31.4% (+387 bps).

Net sales totaled €1,272 million for the first nine months of 2016 (+9.1% y-o-y).

About Cnova N.V.

Cnova N.V., one of the leading e-Commerce companies in France, serves 7.9 million active customers via state-of-the-art e-tail Cdiscount websites in France and the Ivory Coast. Cnova N.V.’s product offering of more than 19 million references provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements may generally be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases.  Examples of forward-looking statements include, but are not limited to, statements made regarding the possibility, timing and other terms and conditions of the proposed transaction and the related offer by the Company’s controlling shareholder Casino, Guichard-Perrachon (“Casino”) for the outstanding shares of Cnova.  The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to obtain required shareholder approvals for closing of the corporate reorganization in Brazil (the “Reorganization”); the ability to complete the Reorganization and other transactions and the timing of completion of the Reorganization and such other transactions; the effect of the announcement of the Reorganization on the ability of the Company to retain and hire key personnel, maintain relationships with its customers and suppliers, and maintain its operating results and business generally; the outcome of any legal proceedings that may be instituted against the Company and others relating to the reorganization agreement, dated as of August 8, 2016, between Cnova Brazil, Via Varejo and Cnova (the “Reorganization Agreement”); the occurrence of any other event, change or other circumstance that could give rise to the termination of the Reorganization Agreement; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on Form 20-F for the year ended December 31, 2015,  filed with the SEC on July 22, 2016 and other documents filed with or furnished to the SEC. Any forward-looking statements made in this press release speak only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

***

Cnova Investor Relations Contact:	Media contact:
Head of Investor Relations	Head of Communication
investor@cnova.com	directiondelacommunication@cnovagroup.com
Tel: +31 20 795 06 71	Tel: +31 20 795 06 76

Annex A — Third Quarter 2016 activity: Cnova N.V.

	Third Quarter
Cnova N.V.(1) (2)	2016	2015	Change

GMV(3) (€ millions)	680.9	640.3	+6.3%
Marketplace share of GMV	33.3%	29.8%	+347	bps
Net sales (€ millions)	414.1	402.7	+2.8%
Traffic (visits in millions)	192.5	180.8	+6.5%
Mobile share	54.2%	49.8%	+435	bps
Active customers(4) (millions)	7.9	7.1	+11.7%
Number of items sold (millions)	11.1	9.3	+19.9%
Orders(5) (millions)	5.7	4.8	+18.8%

Annex B — Third Quarter 2015 restatement reconciliation: Cnova N.V.

	Third Quarter 2015
Cnova N.V.(1)	Adjusted(2)	Original		Change
	(as of Sept. 30, 2016)	(as of Sept. 30, 2015)
GMV(3) (€ millions)	640.3	649.1		-8.7
Marketplace share of GMV	29.8%	29.8%		—
Net sales (€ millions)	402.7	410.3		-7.6
Traffic (visits in millions)	180.8	192.9	†	-12.0
Mobile share of traffic	49.8%	48.9	%†	+89	bps
Active customers(4) (millions)	7.1	7.3	†	-0.2
Number of items sold (millions)	9.3	9.5	†	-0.3
Orders(5) (millions)	4.8	4.9	†	-0.1

(1)         Cnova N.V.’s figures are not audited and those of Cnova Brazil are no longer included: following the Reorganization Agreement with Via Varejo S.A. announced by Cnova on August 8, 2016, approved by Via Varejo’s minority shareholders on September 12, 2016, and which will be submitted for approval by Cnova shareholders on October 27, 2016, the Company’s figures for the third quarter of 2015 and 2016 reflect the reclassification of Cnova Brazil as a discontinued activity in the consolidated income statement and as an asset held for sale in the consolidated balance sheet in accordance with IFRS 5.

(2)         3Q15 figures have also been adjusted for the reclassification of Cdiscount Thailand, Cdiscount Vietnam, Cdiscount Colombia, Cdiscount Cameroon and Cdiscount Senegal as discontinued activities. 3Q16 figures reflect the reclassification of Cdiscount Colombia, Cdiscount Cameroon and Cdiscount Senegal as discontinued activities (Cdiscount Thailand and Cdiscount Vietnam having been sold in 1Q16).

(3)         Gross Merchandise Volume (GMV) is defined as product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes.

(4)         Active customers at the end of September having purchased at least once through cdiscount.com during the previous 12 months.

(5)         Total placed orders before cancellation due to fraud detection and/or customer non-payment.

†                    Not previously disclosed

Annex C — Third Quarter 2016 activity: Cnova Brazil (discontinued activity)

	Third Quarter
Cnova Brazil(1)	2016	2015	Change
		(restated(2))

GMV(3) (R$ millions)	1,465.4	1,934.5	-24.2%
Marketplace share of GMV(4)	21.2%	12.0%	+926	bps
Net sales(5) (R$ millions)	946.1	1,528.5	-38.1%
Traffic (visits in millions)	210.8	212.9	-1.0%
Mobile share	45.7%	32.4%	+1,338	bps
Active customers(6) (millions)	5.9	8.1	-27.4%
Number of items sold (millions)	4.1	5.8	-29.3%
Orders(7) (millions)	3.0	4.2	-29.0%

Annex D — Third Quarter 2015 restatement reconciliation: Cnova Brazil (discontinued activity)

	Third Quarter 2015
Cnova Brazil(1)	Adjusted(2)	Original		Change
	(as of Sept. 30, 2016)	(as of Sept. 30, 2015)
GMV(3) (R$ millions)	1,934.5	1,920.0		+14.5
Marketplace share of GMV(4)	12.0%	12.8%		-0.8	pts
Net sales(5) (R$ millions)	1,528.5	1,515.8		+12.7
Traffic (visits in millions)	212.9	212.9		—
Mobile share of traffic	32.4%	32.4%		—
Active customers(6) (millions)	8.1	8.1	†	—
Number of items sold (millions)	5.8	5.8	†	—
Orders(7) (millions)	4.2	4.2	†	—

(1)         Cnova N.V.’s figures are not audited and those of Cnova Brazil are no longer included: following the Reorganization Agreement with Via Varejo S.A. announced by Cnova on August 8, 2016, approved by Via Varejo’s minority shareholders on September 12, 2016, and which will be submitted for approval by Cnova shareholders on October 27, 2016, the Company’s figures for the third quarter of 2015 and 2016 reflect the reclassification of Cnova Brazil as a discontinued activity in the consolidated income statement and as an asset held for sale in the consolidated balance sheet in accordance with IFRS 5.

(2)         3Q15 GMV, the marketplace share of GMV and net sales of Cnova Brazil have been adjusted for the apportionment of certain adjustments previously recorded in 4Q15 — see our 2015 annual report on form 20-F on pages iv, 95 and F13 for more details.

(3)         Gross Merchandise Volume (GMV) is defined as product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes.

(4)         Includes marketplace share of extra.com.br, pontofrio.com, casasbahia.com.br and cdiscount.com.br.

(5)         Beginning January 1, 2016, ICMS, the Brazilian indirect VAT on the interstate sale of goods and services, is transitioning from being 100% due in the state of the seller to being 100% due in the state of the buyer. This has led to an estimated decrease in 3rd quarter 2016 net sales at Cnova Brazil in the amount of approximately R$ 66 million.

(6)         Active customers at the end of September having purchased at least once through Cnova Brazil sites during the previous 12 months, calculated on a website-by-website basis as Cnova Brazil operates multiple sites each with unique systems of identifying users, which could result in an individual being counted more than once.

(7)         Total placed orders before cancellation due to fraud detection and/or customer non-payment.

†                    Not previously disclosed

Upcoming Events

Wednesday, October 26, 2016 at 07:45 CEST	Cnova Third Quarter 2016 Financial Results

Wednesday, October 26, 2016 at 16:00 CEST	Cnova Third Quarter 2016 Conference Call & Webcast

Conference Call and Webcast connection details

Conference Call Dial-In Numbers:

Toll-Free:

Brazil	0 800 891 6221

France	0 800 912 848

UK	0 800 756 3429

USA	1 877 407 0784

Toll:	1 201 689 8560

Conference Call Replay Dial-In Numbers:

Toll-Free:	1 844 512 2921

Toll:	1 412 317 6671

Available From: October 26, 2016 at	13:00 EST / 19:00 CEST

To: November 2, 2016 at	00:00 ET / 06:00 CET

Replay Pin Number:	13646527

Webcast:

http://public.viavid.com/index.php?id=121311

Presentation materials to accompany the call will be available at cnova.com on October 26, 2016.

An archive of the conference call will be available for a limited time at cnova.com following its conclusion.